UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 001-42007

CDT Environmental Technology Investment Holdings Limited

(Translation of registrant’s name into English)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road Nanshan District, Shenzhen, China 518057 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

On April 22, 2024, CDT Environmental Technology Investment Holdings Limited (the “Company”) completed the initial public offering (“Initial Public Offering”) of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, before underwriting discounts and commissions, pursuant to an Underwriting Agreement between the Company and WestPark Capital, Inc., as representative of the several underwriters (the “Underwriters”), a copy of which is attached hereto as Exhibit 1.1. The Company also granted the Underwriters a 45-day option to purchase up to an additional 225,000 ordinary shares at the Initial Public Offering price, less underwriting discounts and commissions, and issued a warrant to WestPark Capital, Inc. to purchase up to 150,000 ordinary shares at $4.80 per share, a copy of which is attached hereto as Exhibit 4.1. The Company, WestPark Capital, Inc. and Continental Stock Transfer & Trust Company also entered into an Indemnification Escrow Agreement, a copy of which is attached hereto as Exhibit 10.01.

A copy of the press release announcing the pricing of the Initial Public Offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and a copy of the press release announcing the closing of the Initial Public Offering is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement, dated April 17, 2024, by and between the Company and WestPark Capital, Inc.
4.1	Representative’s Warrant, dated April 22, 2024, issued to WestPark Capital, Inc.
10.1	Indemnification Escrow Agreement, dated April 17, 2024, by and among the Company, WestPark Capital, Inc. and Continental Stock Transfer & Trust Company
99.1	Press Release dated April 17, 2024
99.2	Press Release dated April 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024

CDT Environmental Technology Investment
Holdings Limited

	By:	/s/ Yunwu Li
Name: Yunwu Li
Title: Chief Executive Officer and
Chairman of the Board of Directors